March 19, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Tilman J. Fertitta
Chief Executive Officer
Landry's Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

> Re: Form 8-K filed March 16, 2007
> File No.: 1-15531

Dear Mr. Fertitta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your report to include all of the information required by Item 4.02a of Form 8-K, including disclosure of the following information:

   - The date of the conclusion regarding the non-reliance.
   - A statement of whether the audit committee, or the board of directors discussed with your independent accountants the matters disclosed in the filing pursuant to this Item 4.02(a).

<u>Other</u>

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Tilman J. Fertitta
Landry`s Restaurants, Inc.
March 19, 2007
Page 2

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant

Via facsimile: Rick H . Liem, Chief Financial Officer
(713) 623-5296